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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


               [xl ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


  For the Fiscal Year Ended
  December 31, 1994                        *Commission File Number (33-     )


            ROBBINS & MYERS, INC.  SAVINGS PLAN FOR UNION EMPLOYEES
                                 (Name of Plan)
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                             ROBBINS & MYERS, INC.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (513)222-2610

(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

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*Concurrently herewith a Registration Statement on Form S-8 is being filed relating to this Plan.
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                              REOUIRED INFORMATION
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        The Robbins & Myers, Inc.  Savings Plan for Union Employees (the
"Plan") is subject to the Employee Retirement Income Security Act of 1974.

        Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:

        (a) Statement of Assets Available for Plan Benefits - December 31, 1994 and 1993.

        (b) Statement of Changes in Assets Available for Plan Benefits - for the years ended December 31, 1994 and 1993;

        (c) Schedule of Assets Held for Investment - December 31, 1994;

        (d) Notes to Financial Statements; and

        (e) Report of Independent Auditors.

        A Registration Statement on Form S-8 relating to this Plan is being filed concurrently with the filing of this Report. The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in such Registration Statement is being filed as Exhibit 23.1 to this Report.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Union Savings Plan for Union Employees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ROBBINS & MYERS, INC.  SAVINGS
                                     PLAN FOR UNION EMPLOYEES

                                     By /s/ George M. Walker
                                        ---------------------------------------
                                        Name: George M. Walker
                                        Title: Member, Corporate Benefits
                                               Committee

                            Dated: January 15, 1996




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                               INDEX TO EXHIBITS
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         The following Exhibits are being filed with or incorporated by reference in this Annual Report on Form 11-K:

Exhibit
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(23)             CONSENT OF EXPERTS AND COUNSEL

                 23.1 Consent of Ernst & Young LLP is included as Exhibit
23.1 to the Robbins & Myers, Inc. Registration Statement on Form S-8 filed concurrently herewith.

(99)             ADDITIONAL EXHIBITS

                 99.1 Audited Financial Statements of Robbins & Myers, Inc. Union Savings Plan for Union Employees of Pfaudler for the years ended December 31, 1994 and 1993





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